UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934


(Amendment No. 5)*

Sinclair Broadcast Group Inc.
(Name of Issuer)

Common
(Title of Class of Securities)


829226109
(CUSIP Number)

		  December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X]	Rule 13d-1 (b)

[ ]	Rule 13d-1 (c)

[ ]	Rule 13d-1 (d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 829226109               13G              Page 2 of 5 Pages

1)    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Neuberger Berman, Inc.
      061523639
	 Neuberger Berman, LLC.
	 13-5521910


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		     (a) /__/
													(b) /X/

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)   SOLE VOTING POWER
      987,800

6)   SHARED VOTING POWER
      0

7)   SOLE DISPOSITIVE POWER
      0

8)   SHARED DISPOSITIVE POWER
      1,118,400


9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,118,400

10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      200,600

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      2.44

12)   TYPE OF REPORTING PERSON*


      BD/IA




CUSIP No. 829226109               13G              Page 3 of 5 Pages
Item 1. (a)    Name of Issuer:

               Sinclair Broadcast Group Inc.

Item 1  (b)    Address of Issuer's Principal Executive Offices:

               2000 West 41st St Baltimore MD 21211

Item 2. (a)    Name of Person Filing:
               Neuberger Berman Inc.
			Neuberger Berman, LLC.

Item 2  (b)    Address of Principal Business Office:

               605 Third Ave., New York, NY, 10158-3698

Item 2  (c)    Citizenship:

               USA

Item 2  (d)    Title of Class of Securities:

               Common

Item 2  (e)    CUSIP Number:

               829226109

Item 3. (g)    /X/  Parent holding company, in accordance with
				240.13d-1 (b)(ii)(G)


Item 4.        Ownership:

        (a)    Amount Beneficially Owned:

               1,118,400

        (b)    Percent of Class:

               2.44



CUSIP No. 829226109               13G              Page 4 of 5 Pages

(c)    Number of Shares as to which such person has:
          (I)    Sole Power to vote or to direct the
                 vote: 987,800

          (II)   Shared Power to vote or to direct the
                 vote: 0

          (III) Sole Power to dispose or to direct the disposition of: 0

          (IV) Shared Power to dispose or to direct the disposition of: 1,118,400


Item 5.        Ownership of Five Percent or Less of a Class:
               This statement is being filed to report the fact, that as of the date hereof, Neuberger Berman, LLC has ceased to be the beneficial owner of more than five percent of the class of securities.
Item 6.        Ownership of More than Five Percent on Behalf of Another:



Neuberger Berman, LLC is deemed to be a beneficial owner for purpose of Rule 13(d) since it has shared power to make decisions whether to retain or dispose, and in some cases the sole power to vote, the securities of many unrelated clients. Neuberger Berman, LLC does not, however, have any economic interest in the securities of those clients. The clients are the actual owners of the securities and have the sole right to receive and the power to direct the receipt of dividends from or proceeds from the sale of such securities.





No other Neuberger Berman, LLC advisory client has an interest of more than 5% of the issuer.

It should be further noted that the share calculation under item 4.(c)(IV) is derived from a total combination of the shares set forth under Item 4.(c)(I and II). The remaining balance of shares, if any, are for individual client accounts over which Neuberger Berman, LLC has shared power to dispose but not vote shares.


CUSIP No. 829226109               13G              Page 5 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
  Holding Company:

Neuberger Berman, Inc. makes this filing pursuant to Rule
13d-1(b)(ii)(G) since it owns 100% of both Neuberger
Berman, LLC and Neuberger Berman Management, Inc. and does not own over 1% of the issuer.
Neuberger Berman, LLC, as investment advisor and broker/dealer with discretion.
Neuberger Berman Management, Inc. as investment advisor to a Series of Public Mutual Funds.

Item 8.          Identification and Classification of Members of the Group:

                 N/A

Item 9.          Notice of Dissolution of Group:

                 N/A

Item 10.         Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 15, 2005


By:
	Kevin Handwerker
   	General Counsel
	Neuberger Berman, Inc.
	Neuberger Berman, LLC.